Warszawa , 2004-10-20

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 32/2004.
Best regards

Krzysztof Gerula

I Vice President

dlw 11/3

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

Current report no 32/2004

In reference to the resolution no 9 of the General Assembly of Shareholders dated June 23, 2004, disclosed in the current report no 20/2004, the Management Board informs of the sale, on October 18, 2004, of the right to perpetual usufruct of a real property located in Cracow at 28, Konopnicka street, having an area of 40,466 square meters, with buildings, including the building of the former Sofitel hotel, for a net price of PLN 40,000,000.